SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4)

Occam Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457P101

(CUSIP Number)

Michael P. Maher

c/o U.S. Venture Partners

2735 Sand Hill Road

Menlo Park, CA  94025

(650) 854-9080

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive, Menlo Park, CA  94025

(650) 321-2400

November 7, 2006 and November 14, 2006

(Date of Event Which Requires Filing of This Statement)

Page 1 of 24 Pages

CUSIP NO. 67457P101	13 D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Venture Partners V, L.P. (“USVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
398,132 shares, except that Presidio Management Group V, L.L.C. (“PMG V”), the general partner of USVP V, may be deemed to have sole voting power with respect to such shares, and Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”), Jonathan D. Root (“Root ”) and Philip M. Young (“Young”), the managing members of PMG V, may be deemed to have a shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
398,132 shares, except PMG V, the general partner of USVP V, may be deemed to have sole dispositive power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have a shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP V International, L.P. (“V Int’l”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
22,118 shares, except that PMG V, the general partner of V Int’l, may be deemed to have sole voting power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
22,118 shares, except that PMG V, the general partner of V Int’l, may be deemed to have sole dispositive power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 .1%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP V Entrepreneur Partners, L.P. (“EP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
9,732 shares, except that PMG V, the general partner of EP V, may be deemed to have sole voting power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
9,732 shares, except that PMG V, the general partner of EP V, may be deemed to have sole dispositive power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO.67457101	13 D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 2180 Associates Fund V, L.P. (“2180 V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
12,386 shares, except that PMG V, the general partner of 2180 V, may be deemed to have sole voting power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
12,386 shares, except that PMG V, the general partner of 2180 V, may be deemed to have sole dispositive power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Presidio Management Group V, L.L.C. (“PMG V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
442,368 shares (shares directly owned by USVP V, V Int’l, EP V and 2180 V).  PMG V is the general partner of USVP V, V Int’l, EP V and 2180 V and may be deemed to have sole voting power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
442,368 shares (shares directly owned by USVP V, V Int’l, EP V and 2180 V).  PMG V is the general partner of USVP V, V Int’l, EP V and 2180 V and may be deemed to have sole dispositive power with respect to such shares, and Federman, Krausz, Root and Young, the managing members of PMG V, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3%
14	TYPE OF REPORTING PERSON* 00

CUSIP NO. 67457P101	13 D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Venture Partners VII, L.P. (“USVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
3,648,597 shares, except that Presidio Management Group VII, L.L.C. (“PMG VII”), the general partner of USVP VII, may be deemed to have sole voting power with respect to such shares, and Federman, Winston S. Fu (“Fu”), Krausz , David Liddle (“Liddle”), Root and Young, the managing members of PMG VII, may be deemed to have a shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
3,648,597 shares, except PMG VII, the general partner of USVP VII, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have a shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP Entrepreneur Partners VII-A, L.P. (“EP VII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
38,006 shares, except that PMG VII, the general partner of EP VII-A, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
38,006 shares, except that PMG VII, the general partner of EP VII-A, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP Entrepreneur Partners VII-B, L.P. (“EP VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
38,006 shares, except that PMG VII, the general partner of EP VII-B, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
38,006 shares, except that PMG VII, the general partner of EP VII-B, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 2180 Associates Fund VII, L.P. (“2180 VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
76,013 shares, except that PMG VII, the general partner of 2180 VII, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
76,013 shares, except that PMG VII, the general partner of 2180 VII, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Presidio Management Group VII, L.L.C. (“PMG VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
3,800,622 shares (directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII and may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
3,800,622 shares (directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII and may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.4%
14	TYPE OF REPORTING PERSON* 00

CUSIP NO. 67457P101	13 D	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Federman (“Federman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).   Federman is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).   Federman is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,242,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Winston S. Fu (“Fu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
3,800,622 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Fu is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
3,800,622 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Fu is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 14 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Krausz (“Krausz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,750 shares issuable upon exercise of options.
8

SHARED VOTING POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).  Krausz is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 1,750 shares issuable upon exercise of options.
10

SHARED DISPOSITIVE POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).  Krausz is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,244,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 15 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Liddle (“Liddle”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
3,800,622 shares (held directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Liddle is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
3,800,622 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Liddle is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 16 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan D. Root (“Root”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).  Root is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).  Root is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,242,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 17 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Philip M. Young (“Young”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).  Young is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
4,242,990 shares (held directly by USVP V, V Int’l, EP V, 2180 V,  USVP VII, EP VII-A, EP VII-B and 2180 VII).  Young is a managing member of both PMG V, the general partner of USVP V, V Int’l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,242,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.6%
14	TYPE OF REPORTING PERSON* IN

Page 18 of 24 Pages

This Amendment No. 4 is filed to amend Amendment No. 3 to the Report on Schedule 13D filed by Reporting Persons with respect to events reported on Form 4 in connection with the follow-on public offering of common stock of Issuer (the “Public Offering”) occurring on November 7, 2006 and the over-allotment sale of common stock of Issuer (the “Over-Allotment Sale”) closing on November 14, 2006.

ITEM 1.

SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Common Stock") of Occam Networks, Inc. (the "Company"). The Company's principal executive offices are located at 77 Robin Hill Road, Santa Barbara, CA 93117.

ITEM 2

IDENTITY AND BACKGROUND.

(a)

This statement is filed by U.S. Venture Partners V, L.P. (“USVP V”), USVP V International, L.P. (“V Int’l”), USVP V Entrepreneur Partners, L.P. (“EP V”), 2180 Associates Fund V, L.P. (“2180 V”), Presidio Management Group V, L.L.C. (“PMG V”), U.S. Venture Partners VII, L.P. (“USVP VII”), USVP Entrepreneur Partners VII-A (“EP VII-A”), USVP Entrepreneur Partners VII-B (“EP VII-B”), 2180 Associates Fund VII, L.P. (“2180 VII”), Presidio Management Group VII, L.L.C. (“PMG VII”), Irwin Federman (“Federman”), Winston S. Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”) and Philip M. Young (“Young”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG V is the general partner of USVP V, V Int’l, EP V and 2180 V, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP V, V Int’l, EP V and 2180 V.  Federman, Krausz, Root and Young are the managing members of PMG V, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by USVP V, V Int’l, EP V and 2180 V.

PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII.  Federman, Fu, Krausz, Liddle, Root and Young are the managing members of PMG VII, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII.

(b)

The address of the principal business office for each of the Reporting Persons is U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, CA  94025.

(c)

The principal occupation of each individual who is a Reporting Persons is venture capitalist.  The primary business of USVP V, V Int’l, EP V and 2180 V is to make investments in private and public companies, and the primary business of PMG V is to serve as the general partner of the foregoing. The primary business of USVP VII, EP VII-A, EP VII-B and 2180 VII is to make investments in private and pubic companies; the primary business of PMG VII is to serve as the general partner of the foregoing.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 19 of 24 Pages

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

USVP V, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII are Delaware Limited Partnerships, V Int’l is a Cayman Islands Limited Partnership, PMG V and PMG VII are Delaware Limited Liability Companies, and Federman, Fu, Krausz, Liddle, Root and Young are United States citizens.

ITEM 3.

Source and Amount of Funds or Other Consideration.   Not applicable.

ITEM 4.

Purpose of Transaction.  The Reporting Persons sold the Common Stock of the Issuer in the ordinary course of their investment business.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock of the Issuer and/or retain and/or sell all or a portion of the shares of such Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute such Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Steven Krausz is Chairman of the Board of Directors of the Issuer.

ITEM 5.

Interest in Securities of the Issuer.

(a)  See Rows 11 and 13 for each Reporting Person.

(b)

See Rows 7, 8, 9, and 10 for each Reporting Person.

Page 20 of 24 Pages

(c)

The following transactions in the Issuer’s Common Stock were made by Reporting Persons since the most recent filing of Schedule 13D:

On November 7, 2006, Reporting Persons sold an aggregate of 690,000 shares of Common Stock of the Issuer in the open market as part of Issuer’s follow-on public offering of 5,250,000 shares of Common Stock.  Reporting Persons sold an additional 345,000 shares of Common Stock between the dates of November 7, 2006 and November 14 2006 pursuant to an over-allotment option.  Reporting Persons received an aggregate consideration of $13,693,050.00 after the close of these transactions.

(d)

Under certain circumstances set forth in the limited partnership and limited liability company agreements of USVP V, V Int’l, EP V, 2180 V, PMG V USVP VII, EP VII-A, EP VII-B, 2180 VII, PMG VII, the general partners, limited partners and managing members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.  Under certain circumstances set forth in the limited partnership and limited liability company agreements of USVP V, V Int’l, EP V, 2180 V, PMG V, USVP VII, EP VII-A, EP VII-B, 2180 VII, PMG VII, the general partners, limited partners and managing members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.  Exhibit A: Agreement of Joint Filing (Incorporated by reference to Original 13D Filing); Exhibit B: Reference to Michael P. Maher as Attorney-In-Fact (incorporated by reference to Original 13D Filing)

Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2007

U.S. Venture Partners V, L.P.

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

USVP V International, L.P.

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

USVP V Entrepreneur Partners, L.P.

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund V, L.P.

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

By Presidio Management Group V, L.L.C.

/s/ Michael Maher

A Delaware Limited Liability Company

Signature

Michael Maher

Chief Financial Officer/Attorney-In-Fact

Page 22 of 24 Pages

U.S. Venture Partners VII, L.P.

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-A

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-B

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund VII, L.P.

/s/ Michael Maher

By Presidio Management Group V, L.L.C.

Signature

Its General Partner

Michael Maher

Chief Financial Officer/Attorney-In-Fact

Presidio Management Group VII, L.L.C.

/s/ Michael Maher

A Delaware Limited Liability Company

Signature

Michael Maher

Chief Financial Officer/Attorney-In-Fact

Irwin Federman

/s/ Michael Maher

Michael Maher

Attorney-In-Fact

Winston S. Fu

/s/ Michael Maher

Michael Maher

Attorney-In-Fact

Page 23 of 24 Pages

Steven M. Krausz

/s/ Michael Maher

Michael Maher

Attorney-In-Fact

David Liddle

/s/ Michael Maher

Michael Maher

Attorney-In-Fact

Jonathan D. Root

/s/ Michael Maher

Michael Maher

Attorney-In-Fact

Philip M. Young

/s/ Michael Maher

Michael Maher

Attorney-In-Fact

Page 24 of 24 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Pages
Exhibit A: Incorporated by Reference to Original 13D Filing Exhibit B: Incorporated by Reference to Original 13D Filing